1847 Holdings LLC
590 Madison Avenue, 18th Floor
New York, NY 10022

April 4, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Mr. Coy Garrison

Re:	1847 Holdings LLC Amendment No. 1 to Registration Statement on Form S-1 Filed March 14, 2014 File No. 333-193821

Dear Mr. Garrison:

We hereby submit the responses of 1847 Holdings LLC (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 31, 2014, providing the Staff’s comments with respect to Amendment No. 1 to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.
We note your disclosure that you will seek to acquire additional companies and that you will focus on this component of your business. Please provide us with a detailed analysis of whether you are subject to the Investment Company Act of 1940. Please note that we may refer your response to the Division of Investment Management for further review.

Response: Section 3(a)(1)(A) and Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “Investment Company Act”) each contains an alternate definition of “investment company.” The definition of “investment company” in Section 3(a)(1)(A) of the Investment Company Act is any issuer which “…is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” In addition, the definition of “investment company” in Section 3(a)(1)(C) of the Investment Company Act is any issuer which “…is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding [40%] of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis.” Under Section 3(b)(1) of the Investment Company Act, a company is not an investment company within the meaning of the Investment Company Act if it is “Any issuer primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities…”

April 4, 2014

In its decision, In re Tonopah Mining Co. (26 S.E.C. 426 at 427 (1947)), the Commission used the following five-factor test in determining whether a company was primarily engaged in a non-investment business for purposes of Section 3(b)(1):

•	Historical development.

•	Public representations of policy.

•	Activities of officers and directors.

•	Nature of assets.

•	Sources of income.

The historical development test looks at whether a company has been primarily in the business of investing.  The public representations of policy test looks at a company’s public representations of policy, including disclosures filed with the Commission.  The experience and activities of the company’s officers and directors (whether their time and effort are devoted to managing investments or to managing other operations of the company) may shed light on whether it is primarily managed as an investment vehicle or as an operating company.  See Moses v. Black, 1981 WL 1599, at 90, 366-67.  In assessing the last two factors, the Commission generally applies the same standards used in Rule 3a-1 under the Investment Company Act.  The Commission has stated that under Rule 3a-1, a company is not considered to be primarily engaged in an investment company business if the company both:

•	Has 45% or less of its assets invested in investment securities.

•	Derives 45% or less of its income from investment securities.

See Certain Prima Facie Investment Companies, SEC Release No. IC-10937 (November 13, 1979).

1. Historical Development Test and Public Representations of Policy Test. Our current operations and our proposed future operations will involve owning controlling interests in our subsidiary companies and actively managing and growing their businesses. We do not intend to own or hold minority positions in any of the companies that we may acquire in the future. We currently control and operate a management consulting business. Our management consulting business is operated through our wholly-owned subsidiary, 1847 Management Services, Inc. Its operations, which are run by our Chief Executive Officer, consist of a consulting and advisory services business focused on providing management consulting, finance, marketing, operational and strategic planning, relationship access, corporate development and merger and acquisition analysis services to the executive management teams that operate the Pawn Plus and Christals businesses. Our management consulting business does not involve investing, reinvesting or trading in securities.

April 4, 2014

We are not engaged primarily, nor do we propose to engage primarily, in the business of investing, reinvesting, or trading in securities. We are likewise not engaged, and do not propose to engage, in the business of investing, reinvesting, owning, holding, or trading in securities. We expect to buy a controlling interest in, and operate, several different businesses in the future and we expect to continue to operate our management consulting business in the future even after we make acquisitions of other platform companies. After acquiring controlling interests in these companies we will not be trading in their securities. Instead, we will be actively managing these businesses and seeking to grow these businesses over time. Unlike an investment company, we will only hold controlling interests in our subsidiaries and we will actively manage the business and growth of our subsidiaries.

As disclosed in our Registration Statement, our business is a combination of (1) our management consulting business and (2) a business plan involving the acquisition and management of a group of small and middle-market businesses that will become our subsidiaries and that we will operate and grow over time. Our current operations are disclosed in detail under the section “Our Management Consulting Business” of the Registration Statement, as amended. Our disclosure is not consistent with being an investment company. To the contrary, our disclosure emphasizes the fact that we actively manage our current management consulting business and that we intend to acquire controlling interests in platform businesses that we will actively manage and grow over time.

In light of the foregoing, we believe that we satisfy the historical development and public representations of policy tests and should not be considered an investment company under Section 3(b)(1).

2. Activities of Officers and Directors Test. Our Chief Executive Officer, Ellery Roberts, spends substantially all of his business time running our management consulting business and managing the other affairs of our company, none of which involve investing, reinvesting or trading in securities as an investment company.

3. Nature of Assets and Nature of Income tests. Under the nature of assets and nature of income tests, the key determinant is whether more than 45% of the assets held or more than 45% of income is derived from “investment securities.” The definition of “investment security” under Section 3(a)(2) of the Investment Company Act specifically excludes securities issued by majority-owned subsidiaries of the owner that are not investment companies (or relying on the exception from the definition of investment company in Section 3(c)(1) or 3(c)(7), which is not the case here). Our assets consist of the assets held by wholly-owned or controlled subsidiaries. Our controlled subsidiaries are vehicles for our management consulting business and in the future of other businesses that we may acquire. These subsidiaries do not merely manage investments in our management consulting business, but rather (through our Management Services Agreement) provide active management and consulting services in connection with our current operations that are designed to grow those operations. All of our income thus far has been generated from these services and none of it (other than any minimal interest earned on bank deposits) is investment income. Therefore, we believe that 100% of our assets consist of, and 100% of our income is derived from, non-investment securities. In addition, as indicated above, we expect that in the future we will acquire controlling interests in other businesses and we will actively manage and grow those businesses and will not merely trade in the securities of those businesses. As a result, we do not believe that we are subject to the Investment Company Act.

April 4, 2014

We also point out that we have included a number of risk factors in the Registration Statement in connection with the risk that our business could possibly change such that we may become subject to the Investment Company Act. See “Risk Factors – Risks Related to Our Business and Structure – We may change our management and acquisition strategies without the consent of our shareholders, which may result in a determination by us to pursue riskier business activities.", and “Risk Factors – Risks Related to Our Business and Structure – If, in the future, we cease to control and operate our management consulting business or other businesses that we may acquire or engage in certain other activities, we may be deemed to be an investment company under the Investment Company Act.” As such, we believe that we have provided sufficient disclosure regarding the relevant risks of being deemed an investment company under the Investment Company Act.

2.
We note your response to comment 25 of our letter dated March 6, 2014. Please remove the reference to the equity-based component of the profit allocation on page F-11.

Response: We have removed the reference to the equity-based component of the profit allocation on page F-11.

Summary, page 4

Our Manager, page 5

3.
We note your response to comment 6 of our letter dated March 6, 2014. Please clarify if your manager has agreed in writing to waive its fee to the extent revenue is not sufficient. Additionally, based on your response to comment 1, it appears that you will receive $175,000 from your businesses, which equates to the amount to be paid to your manager. Please advise how you will profit from this arrangement.

Response: Our manager has not agreed in writing to waive its fee to the extent revenue is not sufficient, but has orally confirmed that in that event the fee will accrue until sufficient revenues are generated.

As disclosed in the Registration Statement, we do not expect that we will generate a profit from the management consulting business by itself because we expect to use revenues from this business in their entirety to cover operating expenses, including management fees. Currently, management fees generated from the management consulting business are the sole compensation payable to our Chief Executive Officer for his time. In the future, as management fees are generated from other businesses that we may acquire, we may be in a position to reduce the management fee payable to our manager as a result of our management consulting business in which case our management consulting business would profit our company.

Acquisition Strategy, page 9

4.
We note your disclosure that you intend to raise capital for additional acquisitions primarily through debt financing, additional equity offerings, selling your businesses, or a combination of these factors. Please revise your prospectus summary to identify the most significant risks associated with your acquisition strategy.

Response: We have revised the Registration Statement in response to the Staff’s comment.

April 4, 2014

5.
Please disclose here that your goal is to identify and acquire a profitable platform business upon the completion of your public offering. We note your disclosure to this effect on page 70.

Response: We have revised the Registration Statement in response to the Staff’s comment.

Organizational Chart, page 13

6.
We note your response to comment 12 of our letter dated March 6, 2014, and your revised organizational chart on page 13. Please tell us whether Mr. Barry is a beneficial owner of PPI Management Group LLC. In addition, we note your response that Mr. Roberts holds minority interests in PPI Acquisition Holdings LLC and Peekay Acquisition LLC. Please disclose Mr. Robert’s percentage of ownership of each of these entities.

Response: Mr. Robert D. Barry is not a beneficial owner of PPI Management Group LLC. As stated in our response to comment 12 of the Staff’s letter dated March 6, 2014, Mr. Roberts holds a minority interest in each of PPI Acquisition Holdings LLC and Peekay Acquisition LLC. We provided this information in the spirit of full disclosure. However, we think that more detailed information regarding Mr. Roberts’ percentage of ownership of these entities is not material because he does not control these entities, these entities are not subsidiaries of the Company, and these entities are clients of the Company that expect us to maintain maximum privacy as to their internal matters for competitive and other commercial reasons. As such, we have not disclosed Mr. Roberts’ percentage of ownership in each of these entities.

Risk Factors, page 19

Risks Relating to Our Relationship with Our Manager, page 26

Termination of the management services agreement …, page 26

7.
We note your response to comment 16 of our letter dated March 6, 2014. Please clarify, in this risk factor, that Mr. Roberts, as the director and majority shareholder, would currently determine whether to terminate the management agreement. Additionally, please clarify whether you would be required to pay a termination fee if your manager is terminated for cause by vote of the board.

Response: We have revised this risk factor in response to the Staff’s comment.

April 4, 2014

Special Note Regarding Forward-Looking Statements, page 40

8.
We note your reference to the Private Securities Litigation Reform Act of 1995. Please note that you are not eligible for the safe harbor for forward-looking statements available under the PSLRA because you are not currently a U.S. reporting company. Please revise to remove this reference. Additionally, we note that you have provided an extensive list of what constitutes forward-looking statements. This definition of forward-looking statements is too broad. Please revise.

Response: We have revised the disclosure in response to the Staff’s comment.

Our Manager, page 46

Summary of Manager Fees and Profit Allocation Rights, page 47

9.
We note your response to comment 20 of our letter dated March 6, 2014, and your table disclosure on page 47. Please disclose in this table that you will also be responsible for the reimbursement of your manager’s costs and expenses. Further, please clearly state that you will not reimburse your manager for compensation paid to your named executive officer, as noted in your response to comment 21 of our letter dated March 6, 2014.

Response: We have revised the disclosure in response to the Staff’s comment.

Management Fee, page 48

Offsetting Management Services Agreements, page 48

10.
We note that your revised disclosure on page 49 directing investors to a section for more information about the offsetting management services agreement appears to cross-reference this same section. We also note the same issue with respect to your revised disclosure on page 51 directing investors to a section for more information about the transaction services agreements. Please remove or revise these cross-references.

Response: We have removed the cross-references.

11.
We note your response to comment 23 of our letter dated March 6, 2014. We reissue our comment in part. Please disclose how you will be compensated if an agreement is reached for your manager to provide services instead of you. If you will not receive any compensation, please clarify what benefit this arrangement provides.

Response: We are required to pay our manager a management fee pursuant to the management services agreement. If we acquire companies in the future and those companies enter into offsetting management services agreements with our manager, then the amounts paid under those offsetting management services agreements would reduce the amount we pay to our manager under our management services agreement. By allowing our subsidiary to enter into an offsetting management services agreement with our manager, we are not giving up an opportunity to generate revenues, we are just shifting the obligation to pay management fees from our company (the holding company) to our subsidiary. We will generate revenues and profits as a result of the sales and profits generated by our subsidiaries in the businesses that they engage in. Our manager will oversee the day-to-day operations of these businesses and receive the management fee (either from us or from our subsidiaries) for doing so.

April 4, 2014

Management’s Discussion and Analysis or Plan of Operation, page 60

Plan of Operation, page 70

12.
We note your disclosure on pages 70 through 72 describing your plan of operations. Please revise to provide more detail regarding the marketing and advertising actions you will engage in.

Response: We have revised the disclosure in response to the Staff’s comment.

Management, page 86

Board of Directors, Executive Officers, page 86

Ellery W. Roberts, page 86

13.
We note your disclosure on page 86 that Mr. Roberts formed The 1847 Companies LLC in July 2011, and that he operated as a fundless sponsor through this entity. Please disclose whether Mr. Roberts still operates through The 1847 Companies LLC. Additionally, please disclose whether you will compete with The 1847 Companies LLC for potential acquisitions. Additionally, we note your disclosure that Mr. Roberts acquired 29 companies. Please discuss his role at each of these entities and clarify when his tenure began and ended at each of these entities.

Response: We have revised the Registration Statement to disclose that The 1847 Companies LLC is no longer active. As such, Mr. Roberts does not operate through this entity and we will not compete with it.

With respect to the 29 companies referenced in the Staff’s comment, Mr. Roberts is no longer involved with these companies and has not been for over five years. As such, we have not discussed his role or tenure at each of these entities.

April 4, 2014

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (212) 521-4052 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 203-8665.

Sincerely,

1847 Holdings LLC

By:	/s/ Ellery W. Roberts
Ellery W. Roberts
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.